FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 13, 2012

MATERIAL FACT

Banco Santander, S.A. (the “Bank”) announces that after the downgrade of two notches of the Spanish sovereign rating by Fitch Ratings and Standard & Poor’s Ratings Services and due to such action, both agencies have published on February 13, 2012 their revised ratings for the Bank, as detailed below:

Fitch Ratings:

• Long-term debt & deposits	A from AA- (negative outlook)

• Subordinated debt	A- from A+

• Preferred Shares	BB+ from A-

• Short-term debt & deposits	F1 from F1+

Standard & Poor’s Ratings Services:

• Long-term debt & deposits	A+ from AA- (negative outlook)

• Short-term debt & deposits	A-1 from A-1+ (negative outlook)

Boadilla del Monte (Madrid), February 13, 2012

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 13, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President